FORM 51-102F3

Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY

Dejour Energy Inc. (the “Company”)
598-999 Canada Place,
Vancouver, BC V6C 3E1

ITEM 2.	DATE OF MATERIAL CHANGE

May 30, 2012

ITEM 3.	NEWS RELEASE

Issued May 30, 2012 and distributed through the facilities of Stockwatch,
BusinessWire, and SEDAR.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

Dejour Prices US$4.7 Million Equity Raise.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.	OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER

Contact: Mathew Wong, CFO
Telephone: (604) 638-5058

ITEM 9.	DATE OF REPORT

DATED at Vancouver, British Columbia, this May 30, 2012.